Alliance Bancorp, Inc. of Pennsylvania
541 Lawrence Road
Broomall, Pennsylvania 19008
(610) 353-2900

November 7, 2006

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               Alliance Bancorp, Inc. of Pennsylvania
Registration Statement on Form S-4
File No. 333-136853

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Alliance Bancorp, Inc. of Pennsylvania (“Alliance”) hereby requests that the above captioned registration statement be declared effective at 5:00 p.m. on Thursday, November 9, 2006, or as soon thereafter as is practicable.

In connection with this request, Alliance acknowledges that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Alliance from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          Alliance may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, Alliance represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

ALLIANCE BANCORP, INC. OF PENNSYLVANIA

By:	/s/ Dennis D. Cirucci
Dennis D. Cirucci
President and Chief Executive Officer